Exhibit 99.1

Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

Expressed in United States Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BriaCell Therapeutics Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BriaCell Therapeutics Corp. (the Company) as of July 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive profit loss, cash flows, and changes in shareholders’ equity for each of the three years ended July 31, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the three years ended July 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Policy

As discussed in Note 2 to the consolidated financial statements, the Company has changed its presentation currency from Canadian dollars to U.S. dollars. The change in presentation currency is as of May 1, 2021, and this change has been retrospectively applied in the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Mississauga, Canada

October 28, 2021

BriaCell Therapeutics Corp

Consolidated Statements of Financial Position
As at July 31, 2021 and 2020

(Expressed in US Dollars)

	July 31, 2021	July 31, 2020 Restated (Note 2)	August 1, 2019 Restated (Note 2)
ASSETS

Current assets
Cash	$57,268,685	$21,249	157,034
Amounts receivable	12,574	22,515	2,816
Prepaid expenses	516,891	217,699	8,683
Total current assets	57,798,150	261,463	168,533

Investments	2	2	2
Intellectual property (Note 4)	245,610	260,866	276,121

Total Assets	$58,043,762	$522,331	444,656

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$556,795	$3,714,012	810,794
Short term loans (Note 5(a))	-	249,799	322,526
Total current liabilities	556,795	3,963,811	1,133,320

Long term liabilities
Warrant liability (Note 6)	199,458	-	-
Government loans (Note 5(b))	25,986	155,940	-
Total long term liabilities	225,444	155,940	-

Shareholders’ equity (deficit)
Share capital (Note 7)	54,782,633	12,263,858	11,112,255
Share-based payment reserve (Note 8)	2,178,130	597,551	709,798
Warrant reserve (Note 7)	16,193,475	1,849,335	2,336,540
Accumulated other comprehensive loss	(138,684)	(138,684)	(101,176)
Deficit	(15,754,031)	(18,169,480)	(14,746,082)
Total shareholders’ equity (deficit)	57,261,523	(3,597,420)	(688,664)

Total liabilities and shareholders’ equity (deficit)	58,043,762	522,331	444,656

Nature of Operations (Note 1)

Commitments (Note 15)

Events After the Reporting Period (Note 16)

These consolidated financial statements were approved and authorized for issue on behalf of the Board of Directors on October 28, 2021 by:

On behalf of the Board:

“Jamieson Bondarenko”	“William Williams”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BriaCell Therapeutics Corp

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended July 31, 2021, 2020 and 2019
(Expressed in US Dollars)

	Year Ended
	July 31, 2021	July 31, 2020 Restated (Note 2)	August 1, 2019 Restated (Note 2)
Expenses:
Research and development costs (Note 13)	$1,315,496	$2,425,838	$4,002,676
General and administration costs (Note 14)	3,689,776	1,511,915	1,013,000
Share-based compensation (Note 8)	1,968,226	1,686	49,317
Total Expenses	6,973,498	3,939,439	5,064,993

Operating Loss	(6,973,498)	(3,939,439)	(5,064,993)
Interest income	3,149	-	9,771
Interest expense (Note 5)	(46,095)	(29,480)	(25,492)
Change in fair value of warrant liability (Note 6)	8,963,348	-	-
Change in fair value of convertible loan (Note 6)	-	(64,385)	342,357
Gain on government grant	3,691	23,284	-
Loss on extinguishment of debt (Note 7(b)(vi)), Note 5(c))	(201,138)	-	-
Foreign exchange loss	(2,177,791)	(14,516)	25,568
	6,545,164	(85,097)	352,204
Loss for the Year	(428,334)	(4,024,536)	(4,712,789)
Foreign currency translation adjustment	-	(37,508)	(15,288)
Comprehensive Loss for the Year	$(428,334)	$(4,062,044)	$(4,728,077)
Basic and Diluted Profit (Loss) Per Share	$(0.09)	$(5.64)	$(8.13)
Weighted Average Number Of Shares Outstanding	4,519,579	713,889	579,664

The accompanying notes are an integral part of these consolidated financial statements.

BriaCell Therapeutics Corp

Consolidated Statements of Cash Flows

For the Years Ended July 31, 2021, 2020 and 2019

(Expressed in US Dollars)

	Year Ended
	July 31, 2021	July 31, 2020 Restated (Note 2)	August, 1 2019 Restated (Note 2)
Cash flow from operating activities
Net loss for the year	$(428,334)	$(4,024,536)	$(4,712,789)
Items not affecting cash:
Depreciation and amortization	15,256	15,255	15,257
Share-based compensation	1,968,226	1,686	49,317
Interest expense	46,095	29,480	-
Foreign exchange adjustments	-	5,075	-
Gain from government grant	3,691	(23,284)	-
Expensed share issue costs in public offering	1,793,527	-	-
Loan forgiveness	(127,030)	-	-
Loss on extinguishment of settlement of debt	226,372	-	-
Change in fair value of convertible debt	-	64,385	(342,356)
Change in fair value of warrants	(8,963,348)	-	-
Changes in non-cash working capital:
Amounts receivable	9,941	(22,515)	12,630
Prepaid expenses	(100,984)	(217,760)	111,573
Security deposits	-	-	140,806
Accounts payable and accrued liabilities	(2,191,063)	2,906,313	578,318
	(7,747,651)	(1,265,901)	(4,147,245)

Cash flow from investing activities
Change in short-term investments	-	-	1,091,609
	-	-	1,091,609

Cash flow from financing activities
Proceeds from private placement, net	24,695,195	1,151,601	2,420,286
Proceeds from public offering, net	26,927,142	-	-
Proceeds from exercise of warrants	13,705,685	-	113,960
Repayment of unsecured convertible loan	(309,645)	(388,733)	-
Proceeds from issuance of unsecured convertible loan	215,710
Proceeds from receipt of short-term loans	-	411,199	(95,678)
Repayment of short-term loans	(239,000)	-	-
	64,995,087	1,174,067	2,438,568

Increase in cash	57,247,436	(91,834)	(617,067)
Effects of charnges in foreign exchage	-	(43,951)	10,204
Cash, beginning of the year	21,249	157,034	763,897
Cash, end of the year	$57,268,685	$21,249	$157,034

Supplementary information:
Significant non-cash transactions
Shares issued for settlement of debt	$329,670	$-	$-
Forgiveness of government grant	$144,542	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BriaCell Therapeutics Corp

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended July 31, 2020, 2019 and 2018

(Expressed in US Dollars)

	SHARE CAPITAL		SHARE-BASED		ACCUMULATED OTHER		TOTAL SHAREHOLDERS’
	SHARES	AMOUNT	PAYMENT RESERVE	WARRANT RESERVE	COMPREHENSIVE PROFIT (LOSS)	ACCUMULATED DEFICIT	EQUITY (DEFICIT)
Balance, July 31, 2018	529,655	$8,313,524	$736,877	$2,366,573	$(85,888)	$(10,328,884)	$1,002,202
Issuance of shares and warrants on conversion of Convertible Notes (Note 7(b)(i))	22,488	332,210	-	216,952	-	-	549,162
Exercise of warrants (Note 7(b)(ii))	3,333	141,750	-	(27,790)	-	-	113,960
Private Placement (Note 7(b)(iii))	99,117	2,324,771	-		-	-	2,324,771
Expiration of warrants (Note 7(c)(i) and 7(d)(i))	-		-	(219,195)	-	219,195	-
Expiration of options (Note 8(i))	-	-	(76,396)	-	-	76,396	-
Share-based compensation (Note 8 (vi))	-	-	49,317	-	-	-	52,933
Foreign exchange translation	-	-	-	-	(15,288)	-	(15,288)
Loss for the year	-	-	-	-	-	(4,712,789)	(4,712,789)
Balance, July 31, 2019	654,593	11,112,255	709,798	2,336,540	(101,176)	(14,746,082)	(688,665)
Private Placement (Note 7(b)(iv))	40,300	688,889	-	-	-	-	688,889
Private Placement (Note 7(b)(v))	27,069	462,714	-	-	-	-	462,714
Expiration of warrants (Note 7(c)(ii),(Note 7(d)(ii))	-	-	-	(487,205)	-	487,205	-
Expiration of options (Note 8(iii))	-	-	(113,933)	-	-	113,933	-
Share-based compensation (Note 8(vi))	-	-	1,686	-	-	-	1,686
Foreign exchange translation	-	-	-	-	(37,508)	-	(37,508)
Loss for the year	-	-	-	-	-	(4,024,536)	(4,024,536)
Balance, July 31, 2020	721,962	12,263,858	597,551.00	1,849,335	(138,684)	(18,169,480)	(3,597,420)
Issuance of warrants on convertible debt	-	-	-	43,980	-	-	43,980
Conversion feature (Note 5(c))	-	28,712	-		-	-	28,712
Issuance of shares for debt (Note 7(b)(vi))	50,000	329,670	-		-	-	329,670
Issuance of shares in public offering (Note 7(b)(vii))	6,764,705	12,357,799	-	790,148	-	-	13,147,947
Issuance of shares in private placement (Note7(b)(viii))	5,170,343	13,611,136	-	11,084,060	-	-	24,695,196
Reclassification of warrant liability (Note 6)	-	-	-	6,621,347	-	-	6,621,347
Exercise of warrants (Note7(b)(ix)and (x))	2,562,573	16,191,458	-	(2,595,927)	-	-	13,595,531
Expiration of warrants (Note7(c)(iii))	-	-	-	(1,599,468)	-	1,599,468	-
Expiration and forfeiture of options (Note 8(iv))	-	-	(387,647)	-	-	387,647	-
Issuance of options (Note 8(v))	-	-	1,968,226	-	-	-	1,968,226
Loss for the year	-	-	-	-	-	428,334	428,334
Balance, July 31, 2021	15,269,583	$54,782,633	$2,178,130	$16,193,475	$(138,684)	$(15,754,031)	$57,261,523

The accompanying notes are an integral part of these consolidated financial statements.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

1. Nature of Operations

BriaCell Therapeutics Corp. (“BriaCell” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the TSX Venture Exchange (“TSX Venture”). The Company trades on the TSX Venture under the symbol “BCT.V”. On February 24, 2021, the Company also trades on the Nasdaq Capital Market (“NASDAQ”) under the symbols “BCTX” and “BCTXW”.[NY office]

The Company’s head office in Canada is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1 and in the United States, the Company has an office located at 180 Varick Street, 6th Floor New York, NY 10014.

BriaCell is an immuno-oncology biotechnology company. BriaCell owns the US patent to Bria-IMT™, a whole-cell cancer vaccine (US Patent No.7674456) (the “Patent”). The Company is currently advancing its immunotherapy program, Bria-IMT™, to complete a 24-subject Phase I/IIa clinical trial and by research activities in the context of BriaDx™, a companion diagnostic test to identify patients likely benefitting from Bria-IMT™.

These consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2021.

2. Basis of Presentation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the international Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The policies applied in these consolidated financial statements are based on IFRS effective as of July 31, 2021.

Basis of Presentation

The consolidated financial statements are prepared on a going concern basis and have been presented in United States dollars which is the Company’s reporting currency. A summary of the significant accounting policies is provided in Note 3.

Retroactive Adjustment for Reverse Stock Split

In December 2019, the Board and TSX Venture approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented effective January 2, 2020. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

2 Basis of Presentation (continued)

Basis of Measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Basis of Consolidation

These consolidated financial statements include the accounts of BriaCell and its wholly-owned US subsidiary BriaCell Therapeutics Corp. (“BTC”) and BTC’s wholly owned subsidiary – Sapientia Pharmaceuticals, Inc. (“Sapientia”). The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

Functional Currency and Presentation Currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of May 1, 2021. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below using the exchange rate as of May 1, 2021, which is the date of the change in the functional and presentation currency.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

2 Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

The following shows the restatement of prior period information:

	July, 31 2020 reported,CAD	Foreign Currency Translation	July, 31 2020 restated,USD	August, 1 2019 reported,CAD	Foreign Currency Translation	August, 1 2019 restated,USD
ASSETS

Current assets
Cash	$26,104	$(4,855)	$21,249	$192,916	$(35,882)	$157,034
Amounts receivable	27,660	(5,145)	22,515	3,459	(643)	2,816
Prepaid expenses	267,444	(49,745)	217,699	10,667	(1,984)	8,683
Total current assets	321,208	(59,745)	261,463	207,042	(38,509)	168,533

Investments	2	-	2	2	-	2
Intellectual property	320,474	(59,608)	260,866	339,215	(63,094)	276,121

Total Assets	$641,684	$(119,353)	$522,331	$546,259	$(101,603)	$444,656

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities	$4,562,856	$(848,844)	$3,714,012	$996,172	$(185,377)	$810,795
Short term loans	306,878	(57,079)	249,799	396,224	(73,698)	322,526
Total current liabilities	4,869,734	(905,923)	3,963,811	1,392,396	(259,075)	1,133,321

Long term liabilities
Government Loans	191,572	(35,632)	155,940	-	-	-
Total long term liabilities	191,572	(35,632)	155,940	-	-	-

Shareholders’ equity
Share capital	15,065,961	(2,802,103)	12,263,858	13,651,217	(2,538,962)	11,112,255
Share-based payment reserve	739,193	(141,642)	597,551	877,089	(167,291)	709,798
Warrant reserve	2,271,910	(422,575)	1,849,335	2,870,442	(533,902)	2,336,540
Accumulated other comprehensive loss	(170,374)	31,690	(138,684)	(124,295)	23,119	(101,176)
Deficit	(22,326,312)	4,156,832	(18,169,480)	(18,120,590)	3,374,509	(14,746,082)
Total shareholders’ equity (deficit)	(4,419,622)	822,202	(3,597,420)	(846,137)	157,472	(688,665)

Total liabilities and shareholders’ equity (deficit)	$641,684	$(119,353)	$522,331	$546,259	$(101,603)	$444,656

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

2 Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

The following shows the restatement of prior period information (continued):

	July, 31 2020 reported,CAD	Foreign Currency Translation	July, 31 2020 restated,USD	August, 1 2019 reported,CAD	Foreign Currency Translation	August, 1 2019 restated,USD

Expenses:
Research and development costs	$2,980,144	$(554,306)	$2,425,838	$4,917,287	$(914,611)	$4,002,676
General and administration costs	1,857,465	(345,550)	1,511,915	1,244,471	(231,471)	1,013,000
Share-based compensation	2,071	(385)	1,686	60,586	(11,269)	49,317
Total Expenses	4,839,680	(900,241)	3,939,439	6,222,344	(1,157,351)	5,064,993

Operating Loss	(4,839,680)	900,241	(3,939,439)	(6,222,344)	1,157,351	(5,064,993)
Interest income				12,004	(2,233)	9,771
Interest expense	(36,216)	6,736	(29,480)	(31,317)	5,825	(25,492)
Change in fair value of convertible debt	(79,119)	14,734	(64,385)	420,585	(78,228)	342,357
Gain from government grant	28,604	(5,320)	23,284	-	-	-
Foreign exchange income (loss)	(17,810)	3,294	(14,516)	31,410	(5,842)	25,568
	(104,541)	19,444	(85,097)	432,682	(80,478)	352,204

Loss For The Year	(4,944,221)	919,685	(4,024,536)	(5,789,662)	1,076,873	(4,712,789)

Foreign currency translation adjustment	(46,079)	8,571	(37,508)	(18,781)	3,493	(15,288)

Comprehensive Loss for the Year	$(4,990,300)	$928,256	$(4,062,044)	$(5,808,443)	$1,080,366	$(4,728,077)

Basic and Diluted Profit (Loss) Per Share	$(6.99)	$1.35	$(5.64)	$(10.02)	$1.89	$(8.13)

Weighted Average Number Of Shares Outstanding	713,889	-	713,889	579,664	-	579,664

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

2 Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

The following shows the restatement of prior period information (continued):

	July, 31 2020 reported,CAD	Foreign Currency Translation	July, 31 2020 restated,USD	August, 1 2019 reported,CAD	Foreign Currency Translation	August, 1 2019 restated,USD

Cash flow from operating activities
Net loss for the year	$(4,944,221)	$919,625	$(4,024,596)	$(5,789,662)	$1,076,877	$(4,712,785)
Items not affecting cash:
Depreciation and amortization	18,741	(3,486)	15,255	18,743	(3,486)	15,257
Share-based compensation	2,071	(385)	1,686	60,586	(11,269)	49,317
Accrued interest expense	36,216	(6,736)	29,480	-	-	-
Gain from government grant	(28,604)	5,320	(23,284)	-	-	-
Change in fair value of convertible debt	79,119	(14,716)	64,403	(420,585)	78,229	(342,356)
Changes in non-cash working capital:
Amounts receivable	(24,201)	4,501	(19,700)	15,516	(2,886)	12,630
Prepaid expenses	(256,777)	47,761	(209,016)	137,067	(25,494)	111,573
Security deposits				172,980	(32,174)	140,806
Accounts payable and accrued liabilities	3,562,494	(662,624)	2,899,870	710,460	(132,146)	578,314
	(1,555,162)	289,260	(1,265,902)	(5,094,895)	947,650	(4,147,245)

Cash flow from investing activities
Change in short-term investments	-	-	-	1,341,043	(249,434)	1,091,609
	-	-	-	1,341,043	(249,434)	1,091,609

Cash flow from financing activities
Proceeds for private placements	1,414,744	(263,142)	1,151,602	2,973,324	(553,038)	2,420,286
Proceeds from exercise of warrants	-	-	-	140,000	(26,040)	113,960
Repayment of unsecured convertible loan	(477,559)	88,826	(388,733)	-	-	-
Short-term loan	505,159	(93,960)	411,199	(117,540)	21,862	(95,678)
	1,442,344	(268,276)	1,174,068	2,995,784	(557,216)	2,438,568

Increase (Decrease) in cash and cash equivalents	(112,818)	20,984	(91,834)	(758,068)	141,001	(617,067)
Effect of changes in foreign exchange	(53,994)	10,043	(43,951)	12,536	(2,332)	10,204
Cash and cash equivalents, beginning of year	192,916	(35,882)	157,034	938,448	(174,551)	763,897

Cash and cash equivalents, end of year	$26,104	$(4,855)	$21,249	$192,916	$(35,882)	$157,034

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Translation of Foreign Currencies

These consolidated financial statements are presented in United States dollars. As of May 1, 2021, the functional currency of BriaCell is the US dollar (as described above). The functional currency of BTC and Sapientia is the United States dollar.

Within each entity, transactions in currencies other than the functional currency (“foreign currencies”) are translated to the functional currency at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the end of each reporting period at the period-end exchange rate. Exchange gains and losses on the settlement of transactions and the translation of monetary assets and liabilities to the functional currency are recorded in profit or loss.

Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with finite useful lives are amortized over their useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually, or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite life is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

The useful lives of intangible assets are as follows:

Patents
Useful life	20 years
Amortization method	Straight-line
In-house development or purchase	Purchase

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Impairment of non-financial assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash generating unit (“CGU”) to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

Research and Development

The Company expenses amounts paid for intellectual property, development and production expenditures as they are incurred. However, such costs are deferred and recorded in intangible assets when they meet generally accepted criteria, to the extent that their recovery can reasonably be regarded as assured.

The costs must meet the following criteria to be deferred: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; the probability of future economic benefits; the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and the ability to reliably measure the expenditure attributable to the intangible asset during its development. Once those criteria are met, the future costs, such as costs to obtain patent or trademark protection over the developed technologies, will be capitalized. These costs are then amortized over their expected useful lives. To date it has not been demonstrated that these expenditures will generate or be able to be used to generate probable future economic benefits.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Financial Instruments

a) Classification

The following table shows the classification of financial instruments under IFRS 9:

Financial asset/liability	Classification
Cash and cash equivalents	Amortized cost
Amounts receivable, excluding HST	Amortized cost
Accounts payable and Accrued liabilities	Amortized cost
Short term loans	Amortized cost
Convertible debt	Amortized cost
Warrant Liability	FVTPL
Government Grants	Amortized cost

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as fair value through profit and loss (“FVTPL”). For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income (“FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net income (loss) in the period in which they arise. Where Company has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Financial Instruments (continued)

c) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company recognizes an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Following are the carrying values and estimated values of the financial instruments:

	Fair	July 31, 2021		July 31, 2020		August 1, 2019
	Value Input Level	Carry Amount	Estimated Fair Value	Carry Amount	Estimated Fair Value	Carry Amount	Estimated Fair Value

Cash	1	$57,268,685	$57,268,685	$21,249	$21,249	$157,034	$157,034
Amounts receivable	1	$12,574	$12,574	$22,515	$22,515	$2,816	$2,816
Investments	2	$2	$2	$2	$2	$2	$2
Accounts payable and accrued liabilities	1	$556,795	$556,795	$3,714,012	$3,714,012	$810,794	$810,794
Short term loans	1	$-	$-	$249,799	$249,799	$322,526	$322,526
Government grants	2	$25,986	$25,986	$155,940	$155,940	$-	$-
Warrant liability	3	$199,458	$199,458	$-	$-	$-	$-

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Fair value measurement (continued)

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	—	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	—	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	—	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Share-based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense over the vesting period with a corresponding increase to share-based payment reserve in the consolidated financial statements.

The fair value determined at the grant date of equity-settled share-based payments is expensed using the graded vesting method over the vesting period based on the Company’s estimate of payments that will eventually vest. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in share-based payment reserve is recorded as an increase to share capital. Upon expiry, the amounts recorded for share-based compensation are transferred to the deficit from the share-based payment reserve. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Share Capital

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the relative fair value method. Costs directly identifiable with share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as prepaid assets. Share issuance costs related to uncompleted share subscriptions are charged to operations in the period they are incurred.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Warrant Reserve

The fair value of warrants is determined upon their issuance either as part of unit private placements or in settlement of share issuance costs and finders’ fees, using the Black-Scholes model. All such warrants are classified in a warrant reserve within equity. If the warrants are converted, the value attributable to the warrants is transferred to common share capital. Upon expiry, the amounts recorded for expired warrants is transferred to the deficit from the warrant reserve. Shares are issued from treasury upon the exercise of share purchase warrants.

Income Taxes

Income tax expense consists of current and deferred tax expense. Current and deferred taxes are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in loss and comprehensive loss or equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At the end of each reporting period, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all of part of the asset to be recovered.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.

The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method. Diluted amounts are not presented when the effect of the computations is anti-dilutive. Accordingly, at present, there is no difference in the amounts presented for basic and diluted loss per share.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all conditions associated with the grant are met. Grants related to assets are recorded as a reduction to the asset’s carrying value and are depreciated over the useful life of the asset. Claim under the government grant related to income are recorded as other income or netted against related expenses in the period in which eligible expenses are incurred or when the services have been performed.

Accounting Standards Implemented as at August 1, 2019

IFRS 16 - Leases (“IFRS 16”)

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. It eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the consolidated statements of financial position with a “right of use” asset and a corresponding liability. The asset is subsequently accounted for as property, plant and equipment or investment property and the liability is unwound using the interest rate inherent in the lease. The Company has adopted IFRS 16 as of August 1, 2019, and has assessed no changes to the opening consolidated statements of financial position as a result of the adoption of this new standard.

On transition to IFRS 16, the Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases and apply IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases have not been reassessed for whether a lease exists. The Company has elected to not recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and for leases of low-value assets.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Accounting Standards Implemented as at August 1, 2019 (continued)

IFRIC 23 - Uncertainty over Income Tax Treatments (“IFRIC 23”)

The Company adopted IFRIC 23 on July 1, 2019 on a modified retrospective basis without restatement of comparative information. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The adoption of the new standard had no impact on the consolidated financial statements.

IFRS 3 - Business Combinations (“IFRS 3”)

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. The Company has decided to early adopt the amendments to IFRS 3 effective August 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, the Company allocates the transaction price to the individual identifiable assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill is recognized. Acquisitions that continue to meet the definition of a business combination are accounted for under the acquisition method, without any changes to the Company’s accounting policy. There was no impact on the Company’s consolidated financial statements.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

New interpretations and amendments not yet adopted

A number of interpretations are not yet effective for the year ended July 31, 2021 and have not been applied in preparing these financial statements. The following new interpretations and amendments have been issued, but are not yet effective until financial years beginning on or after January 1, 2022, and may impact the Company in the future:

IAS 12– Income Taxes IAS 12 currently provides guidance on current and deferred tax assets and liabilities however uncertainty may exist on how tax law applies to certain transactions.

IAS 1 – Presentation of Financial Statements IAS 1 has amended the definition of material to “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The previous definition of material from IAS 1 was “omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item, or a combination of both, could be the determining factor.”

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors IAS 8 amended the definition of material to reflect the changes outlined above under IAS 1.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

3. Significant Accounting Policies (continued)

Significant Accounting Judgments and Estimates (continued)

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	Intangible assets with an infinite life are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

●	The Company uses the Black-Scholes option-pricing model to estimate fair value of options and the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

●	The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

4. Intellectual Property

The attributable intellectual property relates to Sapientia’s various patents, which the Company is amortizing over 20 years, consistent with its accounting policy. During the year ended July 31, 2021, the Company recorded $15,256 in amortization on intellectual property (2020 - $15,255).

Costs			Accumulated Amortization			Net Book Value
July 31, 2020:
July 31, 2019	Additions	July 31, 2020	July 31, 2019	Amortization during the year	July 31, 2020	July 31, 2020
$305,130	$0	$305,130	$29,008	$15,255	$44,263	$260,866

July 31, 2021:
July 31, 2020	Additions	July 31, 2021	July 31, 2020	Amortization during the period	July 31, 2021	July 31, 2021
$305,130	$0	$305,130	$44,263	$15,256	$59,520	$245,610

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

5. Loans

(a) Short-terms loans

On December 3, 2019, January 27, 2020 and February 20, 2020 and the Company received three unsecured loans from a third party in the amounts of US$100,000, US$50,000 and US$50,000,. The loans all bore interest at 2.5% annually and were all repayable on or before March 26, 2020, after which the interest rate increased to 15% annually, however, the loan holder had deferred the increased interest to November 20, 2020.

On April 30, 2020 and May 20, 2020, the Company received two loans from other third parties in the total amount of US$20,000. These loans all bore interest at 10% annually were repayable on or before December 31, 2020.

During the year ended July 31, 2021, the Company received seven unsecured loans from directors and an officer in the total amount of $27,469 .. The loans all bore interest at 2.5% annually and were repayable on or before July 31, 2021.

During March 2021, all the above mentioned short-term loans and accrued interest were repaid.

Total interest expense in respect to all short-term loans for year ended July 31, 2021 is $5,429 (for the year ended July 31, 2020 and 2019: $27,650 and nil, respectively).

(b) Government grants

On April 24, 2020, the Company received a $32,560 (CAD$40,000) loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan bears 0% interest until December 31, 2022. If the balance is not paid by December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly, effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025. No principal payments required until December 31, 2022. Principal repayments can be voluntarily made at any time without fees or penalties. $8,140 loan forgiveness is available, provided the carrying value of $25,986 at December 31, 2020, and $24,420 is paid back between January 1, 2021 and December 31, 2022. The loan was recognized at the fair value based on an estimated market interest rate of 15%.

For the year ended July 31, 2021, the Company recorded an interest expense of $3,650, being the interest accretion on the CEBA Loan.

On May 1, 2020 the Company received $127,030 as a loan from the Paycheck Protection Program in the United States (the “Program”) The terms of the Program provide that a portion of the loan may be forgiven, to the extent that the amounts spent during the eight week period following the first disbursement of the loan are incurred as follows: (i) payroll costs, (ii) interest payments on mortgages incurred before February 15, 2020, (iii) rent payments on leases in effect before February 15, 2020, and (iv) utility payments for which service began before February 15, 2020 (“Program Expenses”). The unforgiven part of the loan must be repaid within two years and bears interest at 1% per annum. The Company used the entire proceeds to pay program expenses and subsequent to the year end, in August 2021, the loan was forgiven and amounts were set off against the related general and administrative expenses in the consolidated statements of operations and comprehensive loss.

For the year ended July 31, 2021, the Company recorded an interest expense of $3,300, being the interest accretion on the program.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

5. Loans (continued)

(c) 2020 Convertible Loan

On November 16, 2020, the Company closed a brokered private placement of an unsecured convertible debenture unit of the Company (the “Debenture Unit”) to a single subscriber, purchased at a price of $305,250, less an original discount of approximately 29.33%, for aggregate gross proceeds of $215,710.

The Debenture Unit was comprised of (A) $305,250 principal amount (“Principal Amount”) of a 5.0% convertible unsecured debenture of the Company (the “Debenture”), due on the earlier of (i) 5 years from the issue date; (ii) the Company receiving $1,628,000 or more by way of private placement or public offering; or (iii) such earlier date as the principal amount hereof may become due, subject to extension upon mutual agreement of the Company and the holder of the Debenture; and (B) 69,188 common share purchase warrants of the Company (“Debenture Warrants”).

The Debenture was convertible, at the option of the holder thereof, from the period beginning on May 16, 2021, until the repayment of the Debenture in full, into that number of Shares of the Company (“Shares”) computed on the basis of the principal amount of the Debenture divided by the conversion price of $4.41 per Common Share (the “Conversion Price”).Each Debenture Warrant entitles the holder thereof to purchase one Common Share of the Company (each a “Warrant Share”) for a period of five (5) years from the Closing Date at a price of $4.41 per Warrant Share, subject to adjustment as set forth in the Warrants. Each Warrant may also be exercised by presentation and surrender of the Warrant to the Company with a written notice of the Subscriber’s intention to effect a cashless exercise.

The Debenture bore interest at a rate of 5.0% per annum and the Debenture may be prepaid in full or in part by the Company during the initial 120-day period after issuance of the Debenture without penalty.

In consideration for the services rendered by ThinkEquity, a division of Fordham Financial Management, Inc. (the “Broker”), the Broker received a cash commission of $21,571. As additional consideration, the Company also issued to the Broker 4,890 non-transferable compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $4.41 at any time in whole or in part for a period of five (5) years from the Closing Date.

The Debentures’ proceeds of $191,461 (net of expenses) received were separated into the liability component of $118,769, equity component of $28,712, and warrants and broker warrants with a value of $28,712 and $15,268, respectively. The liability is carried at amortized cost using the effective interest rate method with an effective interest rate of 19.97% per annum. Transaction costs of $129,057 were paid in relation with the Debentures. The fair value of the warrants and the broker warrants issued with the Debentures was valued using the Black-Scholes option pricing model based on the following assumptions: volatility of 100% using the historical prices of the Company, risk-free interest rate of 0.49%, expected life of 5 years and share price of $4.25. During the year ended July 31, 2021, the Company recorded interest of $2,467 and $5,520, respectively, and accretion expenses of $7,385 and $16,521, respectively, which were recorded as finance expense in the consolidated statements of operations and comprehensive profit (loss).

On March 1, 2021, the Debenture was repaid and the Company a recorded charge in the consolidated statements of operations and comprehensive loss of $175,903 on the extinguishment of the Debenture.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

5. Loans (continued)

(d) 2018 Convertible Note

On March 16, 2018, concurrent with the non-brokered unit offering, the Company completed a non-brokered private placement for the purchase of 5.0% unsecured convertible notes (each, a “Convertible Note”) in the principal amount of $885,000. Under the terms of securities purchase agreements between the Company and the purchasers of Convertible Notes (the “Noteholders”), each Convertible Note is convertible, at the option of the holder, into (i) common shares of BriaCell for so long as the Convertible Note is outstanding, at a fixed conversion price of $24.42 per common share, for a period of nine months from the date of issuance, which may be extended by the applicable holder and (ii) for each common share issued as a result of conversion, one warrant. The warrants are valid for 36 months from their issuance date and each warrant is exercisable for one common share at an exercise price of $34.19. On April 23, 2019, the Company revised the exercise price of these warrants from $34.19 to $29.30.

The original repayment date of the Convertible Notes was September 16, 2018. On September 17, 2018, the Company and the Noteholders agreed to extend the repayment date of the Convertible Notes to March 20, 2019 and on March 8, 2019, the Company and the Noteholders agreed to extend the repayment date of the Convertible Notes, to September 7, 2019.

During the year ended July 31, 2018, the Noteholders converted $86,970 of Convertible Notes into 3,561 shares and 3,561 warrants.

During the year ended July 31, 2019, $549,161 of Convertible Notes were converted and as such, the Company issued 22,488 shares and 22,488 warrants on conversion (see note 7(b)(i)).

On September 10, 2019, the Company repaid the balance of the Convertible Notes in the total amount of $362,819.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

6. Warrant Liability

On February 26, 2021, the Company issued 5,882,353 Public Offering Warrants (as defined below) in connection with the public offering – see Note 7(b(vii)) and on April 12, 2021, the Company issued 882,352 Over-allotment Warrants (as defined below) in connection with the exercise of the Over-allotment Option – see Note 7(b(vii)) (together “Publicly Traded Warrants”).

Since the warrants had an exercise price denominated in a different currency (US Dollars) than the functional currency of the Company at the time of the grant, these warrants were recorded at their fair value as a derivative liability and were revalued at April 30, 2021.

The fair value of the Public Offering Warrants at the issuance date was $13,615,779 based on the Black-Scholes option pricing model using the following assumptions: share price - $3.4; exercise price - $5.31; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.88.

The fair value of the Over-allotment Warrants at the issuance date was $1,632,351 and was based on the closing price of the warrants traded on NASDAQ on April 11, 2021

At April 30, 2021 the fair value of the Publicly Traded Warrants was $6,899,999 based on the market trading closing price on that day.

As a result, for the period ended April 30, 2021, the Company recorded a gain on the revaluation of the total warrant liability of $8,879,162 in the consolidated statements of operations and comprehensive loss.

Following the change in the functional currency of the Company on May 1, 2021, the warrant liability as of April 30, 2021 ($6,621,347) was reclassified to warrant reserve in the consolidated Statements of change in Shareholders’ Equity.

In addition, certain warrants with an exercise price denominated in Canadian dollars are now being treated as a warrant liability, since the exercise price is denominated in a currency different than the functional currency of the Company. The fair value of these warrants, based on the Black-Scholes, as of May 1, 2021 and July 31, 2021 was $278,651 and $199,458, respectively, and is included in warrant liabilities. As a result, the Company recorded ad a gain in the fair value of the warrant liability of $8,963,348 for the year.

The following assumptions were used to determine the fair value at May 1, 2021 and at July 31, 2021: share price - $4.51 and $6.42; exercise price - $29.30; expected life – 1 year to 1.25 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.93% and 0.81%.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

7. Share Capital and Warrant Reserve

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares with no par value.

Retroactive Adjustment for Reverse Stock Split

In December 2019, the Board and TSX-V approved a 1-for-300 reverse stock split, or the Reverse Split, which was implemented effective January 2, 2020. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b) Issued share capital

During the years ended July 31, 2019, 2020 and 2021, the Company issued shares as follows:

i)	During the year ended July 31, 2019, 22,488 shares were issued at $24.42 per share in respect of the partial conversion of certain Convertible Notes (see note 5(d)). Upon exercise of these Convertible Notes, the Noteholders received 22,488 warrants with an exercise price of $34.19, expiring within three years. The fair value of the warrants was $216,952. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $25.64-$32.97; exercise price - 34.19; expected life - 36 months; annualized volatility - 100.7%-70.6%; dividend yield - 0%; risk free rate - 1.6%-2.3%.

ii)	On September 28, 2018, 3,333 shares were issued in respect of 3,333 warrants that were exercised at an exercise price of $34.19 for gross proceeds of $113,960. The fair value of the warrants in the amount of $27,790 were released from the Warrant reserve to Share Capital.

iii)	On March 25, 2019 and April 1, 2019, the Company completed a non-brokered private placement (the “April 2019 Private Placement”) of 99,117 shares of the Company at a price of $24.42 per share for aggregate gross proceeds of $2,420,449 (net proceeds: $2,324,771). Included in the April 2019 Private Placement were $407,000 from Mr. Jamieson Bondarenko, an insider of the Company, and his participation in the April 2019 Private Placement is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the insiders’ participation in the Private Placement in reliance of sections 5.5(a) and 5.7(1)(a) of MI 61-101.

iv)	On September 9, 2019, the Company completed a non-brokered private placement of 40,300 common shares at a price of $17.09 per common share for gross proceeds of $688,889.

v)	On October 15, 2019, the Company completed non-brokered private placement of 27,069 common shares at a price of $17.09 per common share for gross proceeds of $462,714.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

7. Share Capital and Warrant Reserve (continued)

b) Issued share capital (continued)

vi)	On August 18, 2020, the Company issued 50,000 Shares to Sichenzia Ross Ference LLP or certain members or employees of Sichenzia Ross Ference LLP as compensation for legal services. The shares were valued at $6.59 per share and the Company recorded a loss on the extinguishment of debt of $25,235.

vii)	On February 26, 2021, the Company closed and underwritten public offering in the United States. The aggregate gross proceeds to the Company from the offering were approximately $26 million, before deducting underwriting discounts, commissions and other offering expenses (the “Public Offering”). The Company offered 4,852,353 common units at a public offering price of $4.25 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (“Public Offering Warrants”), and 1,030,000 pre-funded units at a public offering price of $4.24 per unit, consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Public Offering Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance at an exercise price of $0.01 per common share. The Public Offering Warrants have a per warrant exercise price of $5.3125, can be exercised immediately, and expire five years from the date of issuance. All the Pre-Funded Warrants were exercised between March 16, and April 9, 2021.

In addition, the Company issued the underwriter 294,118 warrants (“Public Offering Broker Warrant”). Each Public Offering Broker Warrant entitles the holder to purchase one common share of the Company at an exercise price per Public Offering Broker Warrant that is equal to $5.3125 and have a term of 5 years from the closing of the Public Offering.

The Company granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any, on the same terms as the Offering (“Over-allotment Option”). The underwriter exercised the Over-allotment Option on April 12, 2021 and the Company issued 882,352 shares and 882,352 Public Offering Warrants for gross proceeds of $3.9 million.

In addition, the Company issued the underwriter 44,118 Public Offering Broker Warrants.

The fair value of the Public Offering Warrants was $15,248,130 at the issuance date and were recorded as a liability. On May 1, 2021 the warrant liability was reclassified to the warrant reserve in the Consolidated Statement of Changes in Shareholders’ Equity (see note 6). $3,433,158 of costs incurred for the Company’s registration on NASDAQ and the relative portion of costs incurred in the Public Offering that relate to the warrants ($1,820,114) were expensed in the consolidated statement of operations and comprehensive loss. The balance of the costs ($1,613,043) incurred in the Public Offering were off-set against equity.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

7. Share Capital and Warrant Reserve (continued)

b) Issued share capital (continued)

viii)	On June 3, 2021, the Company entered into securities purchase agreements (each a “Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) pursuant to which the Company will sell to the Investors in a private placement an aggregate of (i) 4,370,343 Shares, (ii) pre-funded warrants to purchase up to an aggregate of 800,000 Shares (the “Private Placement Pre-funded Warrants”) and (iii) warrants to purchase up to an aggregate of 5,170,343 Shares (the “Private Placement Warrants”) for gross proceeds to the Company of approximately $27.2 million (“Private Placement”). The combined purchase price for one Share and one Warrant was $5.26 and the combined purchase price for one Private Placement Pre-funded Warrant and one Private Placement Warrant is $5.2599. The transactions contemplated by the Purchase Agreement closed on June 7, 2021.

In connection with the Offering, the Company agreed to: 1) pay the Placement Agent a cash commission equal to 8.0% of the gross proceeds of the Offering; 2) reimburse the Placement Agent for all reasonable and out-of-pocket expenses of the Placement Agent; and 3) issue to the Placement Agent 258,517 compensation warrants (“Private Placement Agent Warrant”). Each Private Placement Agent Warrant entitles the Placement Agent to purchase one common share of the Company at an exercise price per Compensation Warrant that is equal to $6.19 and have a term of 5 years from the closing of the Offering.

The relative fair value of the Private Placement Warrants was $11,084,060 at the issuance date and were recorded in the warrant reserve in the Consolidated Statement of Changes in Shareholders’ Equity. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $5.15; exercise price - $6.19; expected life – 5.5 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 0.78%.

$3,489,558 of costs incurred in the Private Placement were off-set against equity.

On June 25, 2021, and June 26, 2021, 750,000 and 50,000, respectively, of the Private Placement Pre-funded Warrants were exercised into 800,000 shares.

ix)	During June, 2021, 2,545,083 Warrants with an exercise price of $5.3125 were exercised and the Company issued 2,545,083 Shares. The fair value of these warrants were $2,521,208.

x)	On June 14, 2021, 17,490 warrants with an exercise price of $4.46 were exercised into 17,490 shares. The fair value of these warrants were $74,777.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

7. Share Capital and Warrant Reserve (continued)

c) Share Purchase Warrants

A summary of changes in share purchase warrants for the years ending July 31, 2021, 2020, and 2019 is presented below:

	Number of options outstanding	Weighted average exercise price
Balance, July 31, 2018	201,495	$46.40
Granted from conversion of Convertible Notes (note 7(b)(i))	22,488	34.19
Exercised Brokered Unit Offering (note 7(b)(ii))	(3,333)	(34.19)
Expired during the year (i)	(10,384)	(85.47)
Balance, July 31, 2019	210,266	43.96
Expired during the year (ii)	(31,738)	(85.47)
Balance, July 31, 2020	178,528	35.82
Granted in the Public Offering (note 7(b)(vii))	5,882,353	5.31
Granted in the Over Allotment (note 7(b)(vii))	882,352	5.31
Granted in the Private Placement (note 7(b)(viii))	5,170,343	6.19
Granted from the issuance of a convertible note (note 5(c))	69,188	5.42
Expired during the year (iii)	(156,039)	(36.26)
Exercised during the year (note 7(b)(ix) and (x))	(2,562,573)	(5.48)
Balance, July 31, 2021	9,464,152	$5.85

(i)	During the year ended July 31, 2019, 10,384 warrants with a fair value of $219,195 expired and the Company recorded a charge to the warrant reserve with a corresponding credit to accumulated deficit.

(ii)	During the year ended July 31, 2020, 31,738 warrants with a fair value of $487,205 expired and the Company recorded a charge to the warrant reserve with a corresponding credit to accumulated deficit.

(iii)	During the year ended July 31, 2021, 156,039 warrants with a fair value of $1,337,161 expired and the Company recorded a charge to the warrant reserve with a corresponding credit to accumulated deficit.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

7. Share Capital and Warrant Reserve (continued)

c) Share Purchase Warrants (continued)

As of July 31, 2021, warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At July 31, 2021	Expiry Date
22,489	$29.30	22,489	August 2021 to June 2022
51,698	$4.41	51,698	November 16, 2025
3,337,270	$5.313	3,337,270	February 26, 2026
882,352	$5.31	882,352	April 21, 2026
5,170,343	$6.19	5,170,343	December 7, 2026
9,464,152		9,464,152

d) Compensation Warrants

A summary of changes in compensation warrants for the years ended July 31, 2021, 2020 and 2019 is presented below:

	Number of options outstanding	Weighted average exercise price
Balance, July 31, 2018 and 2019	15,773	$36.63
Expired during the year (i)	(1,983)	(48.84)
Balance, July 31, 2020	13,790	35.16
Granted in the Public Offering (note 7(b)(vii))	294,118	5.31
Granted in the Over Allotment (note 7(b)(vii))	44,118	5.31
Granted in the Private Placement (note 7(b)(viii))	258,517	6.19
Granted from the issuance of a convertible note (note 5(c))	4,890	4.41
Expired during the year (ii)	(13,790)	(35.16)
Exercised during the year	-	-
Balance, July 31, 2021	601,643	$5.68

(i)	During the year ended July 31, 2020, 1,983 compensation warrants with a fair value of $53,072 expired and the Company recorded a charge to the warrant reserve with a corresponding credit to accumulated deficit.

(ii)	During the year ended July 31, 2021, 13,790 compensation warrants with a fair value of $262,307 expired and the Company recorded a charge to the warrant reserve with a corresponding credit to accumulated deficit

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

7. Share Capital and Warrant Reserve (continued)

d) Compensation Warrants (continued)

As at July 31, 2021, compensation warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At July 31, 2021	Expiry Date
4,890	$4.41	4,890	November 16, 2025
294,118	$5.31	294,118	February 26, 2026
44,118	$5.31	44,118	February 26, 2026
258,517	$6.19	258,517	June 7, 2026
601,643		601,643

8. Share-Based Compensation and Share-Based Payment Reserve

The Company has adopted a stock option plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

A summary of changes in stock options for the years ended July 31, 2021, 2020 and 2019 is presented below:

	Number of options outstanding	Weighted average exercise price
Balance, July 31, 2018	31,410	$43.96
Expired (i)	(2,167)	(90.35)
Cancelled	(6,000)	(43.96)
Balance, July 31, 2019	23,243	41.51
Granted (ii)	166	50.47
Expired (iii)	(3,440)	(39.07)
Balance, July 31, 2020	19,969	39.89
Granted (iv)	672,000	4.24
Expired (v)	(16,636)	(38.32)
Forfeited (v)	(667)	(61.83)
Balance, July 31, 2021	674,666	$4.39

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

8. Share-Based Compensation and Share-Based Payment Reserve (continued)

i.	During the year ended July 31, 2019, 6,000 options were cancelled and 2,167 options expired, with a total fair value of $76,396 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

ii.	On September 9, 2019, the Company issued a total of 166 stock options to a consultant, which vested immediately and expire on September 9, 2024. The fair value of the stock options was $14,484. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $13.43; exercise price - $17.09; expected life - 5 years; annualized volatility - 88%; dividend yield - 0%; risk free rate – 1.4%

iii.	During the year ended July 31, 2020, 3,440 options with a total fair value of $113,933 expired.

iv.	On March 29, 2021, the Company granted 612,000 incentive stock options to directors, officers, employees and consultants under the Plan. 560,000 options were granted to Insiders, as such term is defined in the Securities Act (British Columbia). The options are exercisable at $4.24 per share, vest immediately, and expire in 5 years from the date of issuance. The fair value of the options is $1,834,405 based on the Black-Scholes option pricing model using the following assumptions: share price - $3.55; exercise price - $4.24; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.969%.

v.	During the year ended July 31, 2021, options expired or were forfeited, with a total fair value of $387,647.

vi.	On April 19, 2021, the Company granted 60,000 incentive stock options to a consultant. The options are exercisable at $4.24 per share, vest immediately, and expire in 5 years from the date of issuance. The fair value of the options is $133,796 based on the Black-Scholes option pricing model using the following assumptions: share price - $3.12; exercise price - $4.24; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.968%.

vii.	The Company recognized stock-based compensation expense of $1,968,226 for the year ended July 31, 2021, (year ended July 31, 2020 - $1,686, year ended July 31, 2019 - $49,317) in relation to the vesting of options issued in previous years.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

8. Share-Based Compensation and Share-Based Payment Reserve (continued)

viii.	As at July 31, 2021, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price	Exercisable At July 31, 2021	Expiry Date
1,667	$48.15	1,667	March 10, 2022
833	$33.70	833	July 1, 2023
166	$16.85	166	September 9, 2024
612,000	$4.24	612,000	March 29, 2026
60,000	$4.24	60,000	April 19, 2026
674,666		674,666

As at July 31, 2021, stock options outstanding have a weighted average remaining contractual life of 4.66 years (July 31, 2020 – 0.98 years).

9. Income Taxes

The provision for taxes differs from the amount obtained by applying the combined Canadian Federal and Provincial statutory income tax rate of 27% (2020 - 27%) to the effective tax rate is as follows:

	Year ended
	July 31, 2021	July 31, 2020	July 31, 2019
Net loss before recovery of income taxes	$(428,334)	$(4,024,536)	$(4,712,789)

Expected income tax (recovery) expense	(115,650)	(1,086,642)	(1,272,452)
Differences in foreign tax rates	30,180	(31,225)	(42,930)
Tax rate changes and other adjustments	-	-	5,893
Share-based compensation and non-deductible expenses	497,158	1,058	13,823
Change in fair value warrant liability	(2,486,560)	-	-
Foreign exchange loss	588,574	-	-
Share issuance cost booked directly to equity	(1,360,584)	-	(25,833)
Change in deferred tax assets not recognized	2,846,882	1,116,809	1,321,499

Income tax (recovery) expense	$-	$-	$-

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

9. Income Taxes (continued)

Deferred Tax

The following table summarizes the components of deferred tax:

	July 31, 2021	July 31, 2020

Deferred Tax Assets
Warrant liability	$7,752	$-
Operating tax losses carried forward- USA	51,580	54,782
	59,332	54,782
Deferred tax liabilities
Intellectual property	(51,580)	-
Convertible debentures	(7,752)	(54,782)
	(59,332)	(54,782)
Net deffered tax liability	$-	$-

Unrecognized Deferred Tax Assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that the future taxable profit will be available against which the Company can utilize the benefits:

The following table summarizes the components of the unrecognized deductible temporary differences:

Deferred Tax Assets
Non-capital losses carried forward - USA	$13,727,000	$11,218,338
Non-capital losses carried forward - Canada	6,791,150	4,107,853
Warrant liability	149,290	-
Short term loans	1,566	7,460
Share issuance costs	5,496,290	287,615
Marketable securities	87,096	87,095
Property, plant and equipment - Canada	2,708	2,711
	$26,255,100	$15,711,072

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

9. Income Taxes (continued)

The Canadian and U.S. Losses expire as noted in the table below. Share issuance and financing costs will be fully amortized in 2025. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company has Canadian non-capital income tax losses which expire as noted in the below table.

2035	$599,000
2036	365,270
2037	447,450
2038	981,420
2039	797,990
2040	916,720
2041	2,863,290
$6,971,140

The Company has U.S. tax loss carry forwards which expire as noted in the below table.

2033	$262,170
2034	1,379,290
2035	1,683,870
2036	1,096,020
Indefinite	9,305,670
$13,727,020

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

10. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As at July 31, 2021, included in accounts payable and accrued liabilities are amounts owing to a company controlled by an officer in the amount of $6,283 (July 31, 2020 – $42,735) for consulting fees and amounts owing to directors of $42,247 (July 31, 2020– $501,219) for director’s fees.

During the years ended July 31, 2021 and 2020, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Year Ended
	July 31, 2021	July 31, 2020 Restated (Note 2)	August 1, 2019 Restated (Note 2)

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$114,278	$34,188	$34,188
b) Paid or accrued consulting fees to companies controlled by individual directors.	$34,632	$46,238	$98,585
c) Paid or accrued wages and consulting fees to directors	$617,733	$440,627	$228,684
d) Share based compensation to directors and officers	$1,714,508	$-	$-

11. Capital Management

The Company’s capital comprises share capital, share-based payment reserve, warrant reserve, and accumulated other comprehensive loss. The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support the Company’s business activities. The Board of Directors does not establish quantitative return on capital criteria for management; it relies on the expertise of the Company’s management to sustain future development of the business.

The intellectual property in which the Company currently has an interest is in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry continue to the planned research and development and pay for administrative costs, the Company intends to raise additional amounts as needed.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

12. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with approved of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of July 31, 2021 and 2020 is the carrying amounts included in the Company’s consolidated statement of financial positions.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of July 31, 2021, the Company has working capital balance of $57,241,335 (July 31, 2020 – negative working capital of $3,808,024). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	Within 1 year	1-2 years	2-5 years	5+ years
Accounts payable and accrued liabilities	$556,795	$556,795	$556,795	$-	$-	$-
Government grant	25,986	32,098	-	32,098	-	-
	$582,781	$588,893	$556,795	$32,098	$-	$-

c)	Market Risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include fixed interest rates; however, the Company does not believe it is exposed to material interest rate risk.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in Canadian Dollars (mainly costs relating to being a public company in Canada) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its Canadian denominated accounts payable and cash. As of July 31, 2021, a 5% depreciation or appreciation of the Canadian dollar against the US dollar would not have a material effect on the in total loss and comprehensive loss.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

12. Financial Risk Factors

d)	COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively.

The Company may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak of COVID-19. In the event that clinical trial sites are slowed down or closed to enrolment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. The Company is continuing to assess its business plans and the impact COVID-19 is having on the Company’s clinical trial timelines and the Company’s ability to recruit candidates for clinical trials. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. The Company currently believes that the execution of our clinical trials and research programs are delayed by at least one quarter due to COVID-19.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

13. Research and Development Costs

	Year Ended
	July 31, 2021	July 31, 2020 Restated (Note 2)	August 1, 2019 Restated (Note 2)

Wages and Salaries	$605,106	$593,262	$696,674
Clinical Trials and Investigational drug costs	669,943	1,712,954	2,935,074
Office Rent	28,031	27,437	41,771
Licensing	4,084	1,718	196,980
Supplies	-	-	20,932
Insurance product	-	40,036	4,080
Patents	8,332	50,431	107,165
	$1,315,496	$2,425,838	$4,002,676

14. General and Administration Costs

	Year Ended
	July 31, 2021	July 31, 2020 Restated (Note 2)	August 1, 2019 Restated (Note 2)

Consulting (Note 10)	$313,366	$157,688	$279,153
NASDAQ uplisting expenses	1,490,427	-	-
Insurance	318,034	15,476	13,024
Amortization	15,254	15,255	15,257
Professional fees	1,047,395	858,001	235,832
Regulatory, filing and transfer agent fees	57,935	39,981	43,044
Rent	11,939	21,023	12,679
Shareholder communications	196,257	108,013	275,328
Travel	15,799	2,122	39,156
Wages and salaries (Note 10)	179,166	202,751	55,651
Other	44,204	91,605	43,876
	$3,689,776	$1,511,915	$1,013,000

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

15. Commitments

In July 2021, the Company ended its lease agreement in Berkeley, California. During the same time, the Company started a month-to-month lease arrangement for office and lab space in New York, New York in the amount of approximately $8,600 per month.

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position results of operations, or cash flows. These matters are internally uncertain, and management’s view of these matters may change in the future.

16. Events After the Reporting Period

a)   Option grants

Subsequent to the year end and through the date of this report the Company issued 100,000 options to a consultant with an exercise price of $5.72, which vest immediately and expire on September 1, 2026.

b)   Expiration of warrants.

Subsequent to the year end and through to the date of this report 4,771 warrants with a weighted average exercise price of $29.30 expired.

c)   Exercise of warrants

Subsequent to the year end and through to the date of this report 236,604 warrants with a weighted average exercise price of $5.31 were exercised on a cashless bases and the Company issued 96,813 shares.

BriaCell Therapeutics Corp

Notes to the Consolidated Financial Statements

For the Years Ended July 31, 2021 and 2020

(Expressed in US Dollars)

16. Events After the Reporting Period

d) Share buyback program

On September 9, 2021 the Company approved a repurchase program whereby the Company may purchase through the facilities of the TSX Venture or NASDAQ (i) up to 1,341,515 common shares (the “Common Shares”) and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants comprising the “public float” as of September 8, 2021, over the next 12 months (the “Buyback”). Independent Trading Group (ITG) Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. The Company received final regulatory approval on September 22, 2021. As of the date of this report, no Shares have been purchased by the Company.

Pursuant to the Buyback, the Company may, during the 12-month period commencing on September 28, 2021 and ending September 27, 2022 purchase, through the facilities of the TSXV or Nasdaq or alternative exchanges, (i) up to 1,341,515 common shares and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 common shares and 10% of the 4,119,622 Listed Warrants, respectively, that comprise the “public float” as of September 21, 2021. Independent Trading Group (ITG) Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback.

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